DLA Piper LLP (US) 1251 Avenue of the Americas New York, NY 10020-1104 www.dlapiper.com

May 24, 2024

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Attention: Shane Callaghan
   Christina Chalk

Re:	Whole Earth Brands, Inc. Schedule 13E-3/A Filed May 9, 2024 File No. 005-90989

Ladies and Gentlemen:

On behalf of our client, Whole Earth Brands, Inc. (the “Company”), we submit this letter setting forth the responses of the Company to the comments that were provided by the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) by your letter dated May 22, 2024 (the “Comment Letter”), regarding the above-referenced filing (as amended on April 8, 2024 and May 9, 2024, the “Transaction Statement”) and the Preliminary Proxy Statement on Schedule 14A, filed with the Commission on March 29, 2024 (as amended on April 8, 2024 and May 9, 2024, the “Preliminary Proxy Statement”). Concurrently with the filing of this letter, Amendment No. 3 to the Preliminary Proxy Statement (the “Amended Proxy Statement”) and Amendment No. 3 to the Transaction Statement (the “Amended Transaction Statement”), which include changes to reflect responses to the Staff’s comments and other updates, are being filed with the Commission.

We are authorized by the Company to provide the responses contained in this letter on its behalf. For your convenience, the text of each comment of the Staff in the Comment Letter is included in italics below and the Company’s responses appear below each comment. The references in the captions below correspond to the numbered paragraphs of the Comment Letter.

Schedule 13E-3/A Filed May 9, 2024

General

1.
We note that you have omitted confidential information from certain portions of Exhibits (c)(vi)-(viii), (c)(x), (c)(xii), and (c)(xiii) to the Transaction Statement. Please submit a confidential treatment request for the material redacted in these exhibits or refile the exhibits in unredacted form. Refer to CF Disclosure Guidance Topic No. 7. We will review and provide comments on the request separately. All comments concerning the confidential treatment request must be resolved prior to mailing the Proxy Statement.

Company Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that a confidential treatment request has been submitted.

2.
We note the following statement on page 58 of the Proxy Statement: “In addition, Citi or one of its affiliates anticipates participating in debt financing relating to the Merger, and expects to receive compensation for such services.” Please revise this statement to clarify whether this debt financing will involve the Company or any of its affiliates, including any of the Transaction Statement’s filing persons, and if so, further describe any compensation to be received by Citi for its services. See Item 9 of Schedule 13E-3 and Item 1015(b)(4) of Regulation M-A.

Company Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that page 58 of the Amended Proxy Statement has been revised accordingly.

3.
Please revise the “Summary of June 2023 Discussion Materials of Citi” section, beginning on page 59 of the Proxy Statement, to disclose the data underlying the analyses described in this section and to show how that information resulted in the multiples and values disclosed. For example, disclose (i) the Firm Value to 2023E and 2024E EBITDA multiples for each selected company in the “Selected Public Companies Analysis” and (ii) the transaction value and Forward EBITDA for each selected transaction in the “Selected Precedent Transactions Analysis.”

Company Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that pages 59 and 60 of the Amended Proxy Statement have been revised accordingly.

The Company and its management acknowledge they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions regarding the matters discussed above, please contact me at (212) 335-4522 or via email at Christopher.Giordano@us.dlapiper.com.

Very truly yours,

/s/ Christopher P. Giordano

Christopher P. Giordano

cc:  Rajnish Ohri, Co-Chief Executive Officer of the Company
Jeffrey Robinson, Co-Chief Executive Officer of the Company